UNITED STATES                   OMB APPROVAL
                SECURITIES AND EXCHANGE COMMISSION OMB Number 3235-0058
                     Washington, DC 20549          Expires:June 30, 1994
                                                   Estimated average burden
                        FORM 12b-25                 hours per response 2.50

                                                      SEC FILE NUMBER
               NOTIFICATION OF LATE FILING                0-11595

                                                      CUSIP NUMBER
                                                       588448100

(Check One): X Form 10-K   Form 20-F   Form 11-K   Form 10-Q  Form N-SAR

               For Period Ended:  December 31, 1993
               [  ] Transition Report on Form 10-K
               [  ] Transition Report on Form 20-F
               [  ] Transition Report on Form 11-K
               [  ] Transition Report on Form 10-Q
               [  ] Transition Report on Form N-SAR
               For the Transition Period Ended:


Read Instruction (on back page) Before Preparing Form.  Please Print or
Type.
Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:





PART I - REGISTRANT INFORMATION


Full Name of Registrant

                             Merchants Bancshares, Inc.
Former Name if Applicable


Address of Principal Executive Office (Street and Number)

                     123 Church Street Burlington, VT 05401
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following
 X the prescribed due date; or the subject quarterly report of tran-sition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Statement 1, Attached
                                             (Attach Extra Sheets if Needed)

                                                            SEC 1344(11-91)



PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification
     Edward W. Haase, Treasurer         (802)         865-1905
              (Name)                   Area Code)     (Telephone Number)

(2) Have all other periodic reports equired under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                                 x  Yes     No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?
                                                                 x  Yes     No
   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Statement 2, Attached




                         Merchants Bancshares, Inc.
                  (Name of Registrant as Specified in Charter)

   has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date       03/28/94                By  Edward W. Haase, Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                             ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities Exchanges Commission, Washington, D.C 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

   5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ATTACHMENT TO FORM 12b-25
                          NOTIFICATION OF LATE FILING

                                   FORM 10-K

MERCHANTS BANCSHARES, INC.    FILE NUMBER 0-11595
                              CUSIP NUMBER 588448100

Statement 1:

   Reason for late filing:

     The Federal Deposit Insurance Corporation (the FDIC) and the Vermont State Department of Banking, Insurance, and Securities (the Commissioner) is in the process of completing a field examination of the Company's primary subsidiary, the Merchants Bank (the Bank). Due to the possibility of adjustments being required as of December 31, 1993, the Bank is not able to finalize the closing of the books until the FDIC has completed its work and had an exit meeting with the Company's board of directors. The examination is expected to be completed by the end of the first week of April, at which time the adjustments, if any, will be posted and the Form 10-K will be filed.



Statement 2:

   Significant change in results of operations from the corresponding period for the last fiscal year:

     As discussed in the Form 10-Q filed for the quarter ended June 30, 1993, the Bank recognized a $10 million additional increase in its loan loss provision. Principally as a result of this, the Company expects to report a loss from operations of approximately $6 million for the year ended December 31, 1993 as compared to income in the amount of $5.7 million for the previous year, subject to the results of the joint field examination discussed in Statement 1, above.